UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

  Peapack Gladstone Bank Employee Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION
158 Route 206 North
Gladstone, New Jersey 07934

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	6

Notes to Financial Statements	7

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2008	14

Signature Page	16

Exhibit Index	17

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Peapack-Gladstone Bank
Gladstone, New Jersey

We have audited the accompanying statements of net assets available for benefits of Peapack-Gladstone Bank Employees’ Savings and Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
June 29, 2009

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND
INVESTMENT PLAN

FINANCIAL STATEMENTS
December 31, 2008 and 2007

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
Gladstone, New Jersey

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS –
DECEMBER 31, 2008 AND 2007	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS –
YEAR ENDED DECEMBER 31, 2008	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	14

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Investments at fair value: (Note 4)
Cash	$72	$538
Mutual funds	6,300,979	6,124,777
Investment contract with insurance company	2,050,721	489,011
Participant loans	175,269	113,850
Peapack-Gladstone Financial Corporation
common stock	3,281,598	3,299,576
Total investments, at fair value	11,808,639	10,027,752

Receivables – employer contribution receivable	975,746	50,856

NET ASSETS AVAILABLE FOR BENEFITS	$12,784,385	$10,078,608

See accompanying notes to financial statements.

6.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to:
Contributions
Participant contributions	$1,022,967
Employer contributions	1,289,944
Employee rollovers (Note 1)	3,367,379
5,680,290

Dividend Income	254,379
Interest Income	100,289
Net depreciation in
fair value of investments (Note 4)	(2,684,208)

Total additions	3,350,750

Deductions from net assets attributable to:
Miscellaneous fees	2,298
Benefits paid to participants	642,675

Total deductions	644,973

Net increase in net assets available for benefits	2,705,777

Net assets available for benefits
Beginning of year	10,078,608

End of year	$12,784,385

See accompanying notes to financial statements.

7.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a participant-directed, defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who are 21 years or older and have completed 1,000 hours of service, as defined.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 100% of base compensation, as defined in the Plan, up to the Internal Revenue Service (IRS) limit of $15,500 for 2008.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The Plan was amended to enhance the contributions to its salaried employees starting May 2008 and replaced the Bank’s defined benefit pension plan which was terminated in 2008.  The Bank contributes 3% for each employee regardless of the employees’ contributions as well as matching 50% of employee contributions to a maximum of 6% of salary.  In addition, the Corporation is contributing an enhanced benefit to employees who were previously in the defined benefit plan.  The Bank may also make discretionary profit-sharing contributions.  All employer non-matching contributions are invested solely in Peapack-Gladstone Financial Corporation’s common stock (“Peapack-Gladstone Financial Corporation Common Stock Fund”), for which participants may reallocate to other investment options subsequent to the contribution.  Contributions are subject to certain limitations.  A participant may direct employee and employer match contributions in 1% increments in any of the funds, including the Peapack-Gladstone Financial Corporation Common Stock Fund.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contribution and (b) Plan earnings or losses.  Allocations are based on participant base compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures are also allocated to participant accounts on the last day of the plan year.

Vesting:  Participants are immediately vested in their contributions and the Bank’s matching contribution plus actual earnings or losses thereon.  Vesting in the non-matching contribution portion of their account plus actual earnings or losses thereon is based on years of continuous service, as defined.  A participant is 100% vested after three years of continuous service.

(Continued)

8.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits:  On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures:  Forfeitures arising from the termination of members who were not fully vested shall be reallocated to participants who are employed on the last day of the plan year.  Nonvested portions of participant matching contribution accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs.  Total forfeitures reallocated to remaining participants were $9,316 for 2008 and $11,702 for 2007, which represented the balances in the forfeiture account at December 31, 2008 and 2007, respectively.

Management of Trust Funds:  The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit and PGB Trust and Investments, a division of Peapack-Gladstone Financial Corporation (“the Corporation”).  PGB Trust & Investments performs certain administrative functions for the Plan.

Loan Provisions:  Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund.  Loan terms range from one to five years or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Rollover:  The Bank elected to terminate its defined benefit plan in 2008.  Participants in that plan were given the option to receive the funds in a lump-sum payment, or to roll the funds into the defined contribution plan.  The rollover balance in the statement of changes in net assets available for benefits reflects the total rollover for the plan year, of which $3,268,487 is attributable to this event.

(Continued)

9.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In  April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

(Continued)

10.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair value of company common stock investment is determined by obtaining quoted prices on nationally recognized stock exchanges (level 1 inputs).

Investment contract:  The fair values of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturity, the frequency of the re-setting of contractual interest rate to market rate, the credit quality of the issuer, and the liquidity of the contract (level 3 inputs).

Participant loans:  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

11.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments (other than participant loans):
Peapack-Gladstone Financial Corporation
Common stock	$3,281,598	$-	$-
Mutual Funds	6,300,979	-	-
Investment Contract with Insurance Company	-	-	2,050,721

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Investment Contracts

Beginning balance, January 1, 2008	$489,011
Total realized and unrealized gains or losses
included in change in net assets available
for benefits:
Interest income	33,434
Net realized and unrealized appreciation
(depreciation)	-
Purchases, sales, issuances and settlements (net)	1,710,447
Transfers in and/or out of Level 3	(182,171)

Ending balance, December 31, 2008	$2,050,721

Included in the Plan’s 2008 statement of changes in net assets available for benefits are $33,434 of interest income and there was no unrealized appreciation (depreciation) pertaining to level 3 investments that are still held by the Plan as of December 31, 2008.

(Continued)

12.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds a direct interest in a fully benefit-responsive contract.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amounts of the adjustments have been determined to be immaterial.

Administrative Expenses:  The majority of the administrative expenses are paid by the Bank.

Estimates:  The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties: The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the statement of net assets available for benefits

Concentration of Credit Risk:  At December 31, 2008 and 2007, approximately 27.8% and 32.9% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although the Corporation has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA.  If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

(Continued)

13.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 or 2007:

	2008		2007
Mutual Funds:
Alger Mid-Cap Growth Institutional	$421,430	*	$524,070
American Funds Europacific Fund	737,848		811,805
American Funds Growth Fund of America	1,223,958		987,383
Davis New York Venture Class – A	495,085	*	889,227
Pimco Total Return Fund	1,167,740		613,021
Van Kampen Comstock	767,085		606,182
Van Kampen Equity & Income	519,061	*	585,661
Guaranteed Income Fund	2,050,721		489,011	*

Peapack-Gladstone Financial Corporation
(the plan sponsor) Common Stock	3,281,598		3,299,576

* Investments do not exceed 5% of Plan assets as of December 31, 2008.  They are shown here for comparative purposes only.

The net  depreciation in fair value of investments  (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2008 is as follows:

Year ended
December 31, 2008

Mutual Funds	$(2,414,968)
Peapack-Gladstone Financial Corporation Common Stock	(269,240)

$(2,684,208)

(Continued)

14.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”) by investing in the PRIAC Guaranteed Income Fund.  Prudential Retirement Insurance & Annuity Company maintains the contributions in its general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.  There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less that contract value is not probable.

The crediting interest rate of the contract is based on an agreed-upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%.  Such interest rates are reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rates could include the following:  current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account.  The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts.  No adjustment amount is being reported as management has determined that there is no difference between contract value and fair value of the contract as of December 31, 2008 and 2007.

	2008	2007
Average yields:
Based on annualized earnings (1)	3.35%	3.55%
Based on interest rate credited to participants (2)	3.35	3.55

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

15.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 6 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust.  The Prototype Plan received a favorable tax opinion letter dated June 3, 2004.  The plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and thereunder exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC.  The Plan has been amended since the opinion letter was received.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds a guaranteed investment contract with Prudential Retirement Insurance & Annuity Company, which is also the custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 123,183 and $3,281,598, and 133,343 and $3,299,576 as of December 31, 2008 and 2007.  The Plan recognized dividend income of $83,697 during 2008 from this related-party investment.  Participant loans held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Bank.

16.

SUPPLEMENTAL SCHEDULE

17.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

 Plan Sponsor:  Peapack–Gladstone Financial Corporation
Employer Identification Number:  22-2491488
Plan Number:  002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Peapack-Gladstone Financial
	Corporation	Common stock	#	$3,281,598
		123,183.1257 shares

	Cash-interest bearing		#	72

	Mutual funds
	Alger	Alger Mid-Cap Growth Institutional
		53,481.0190 shares	#	421,430
	American Funds	American Funds Europacific Fund
		26,772.3983 shares	#	737,848
	American Funds	American Funds Growth Fund
		of America
		60,592.0056 shares	#	1,223,958
	Davis	Davis Opportunity Fund Class - A
		1,130.6380 shares	#	15,739
	Davis	Davis New York Venture Class - A
		20,960.4231 shares	#	495,085
	Dryden	Dryden Stock Index Fund Class - Z
		458.8161 shares	#	9,071
	Goldman Sachs	Goldman Sachs High Yield
		41,167.5468 shares	#	207,896
	Goldman Sachs	Goldman Sachs Mid-Cap Value
		2,342.2899 shares	#	51,671
	Goldman Sachs	Goldman Sachs Small-Cap Value
		14,810.1935 shares	#	366,700
	Legg Mason	Legg Mason Small Cap Growth
		13,125.2104 shares	#	126,527
	Oppenheimer	Oppenheimer Small & Mid-Cap Value
		10,400.8457 shares	#	191,168
	Pacific Investment Management Co.	Pimco Total Return Fund
		115,161.7193 shares	#	1,167,740

(Continued)

18.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Plan Sponsor:  Peapack–Gladstone Financial Corporation
Employer Identification Number:  22-2491488
Plan Number:  002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual funds (continued)
	Van Kampen	Van Kampen Comstock
		70,699.1020 shares	#	$767,085
	Van Kampen	Van Kampen Equity & Income
		80,101.9528 shares	#	519,061
				6,300,979

	Investment contract
*	Prudential Insurance Co. of America	Guaranteed Income Fund
		Agreement No: GA-39867
		3.45%	#	2,050,721

	Participant loans
*	Participant Loan Fund	5.00% to 9.25%	#	175,269

	Total			$11,808,639

*	A party-in-interest, as defined by ERISA.
#	Investments are participant directed and therefore cost information is not presented.

19.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Peapack Gladstone Bank Employee Savings and Investment Plan

Dated:	June 30, 2009

By:
/s/ Craig C. Spengeman

20.

 Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

21.